Exhibit 99.1

Cano Health Appoints Brian Koppy as Chief Financial Officer

MIAMI, FL – March 23, 2021 – Cano Health (the “Company”), a leading value-based primary care delivery platform for seniors, today announced the appointment of Brian Koppy as Chief Financial Officer, effective April 5, 2021. Steve Haft, the current Chief Financial Officer of Cano Health, will remain with the Company for a period of time to ensure a smooth transition.

As a seasoned financial business leader, Mr. Koppy brings nearly three decades of experience driving business growth and profitability at leading companies across health care and other industries in both the private and public sectors.

“I’m thrilled to have Brian join the Cano leadership team. Brian’s tenure in executive financial leadership positions in both private and public companies, and his extensive record of success driving strategic financial planning and performance to achieve near- and long-term growth will be invaluable to Cano as we near our entry to the public market,” said Dr. Marlow Hernandez, Founder and CEO of Cano Health. “We are grateful for the numerous contributions Steve Haft has made throughout the past several years. His leadership and financial expertise have been instrumental to our growth strategy. My team and I wish Steve continued success in his future endeavors.”

Before joining Cano Health, Mr. Koppy was Senior Vice President of Enterprise Financial Planning and Analysis at CVS Health, where he led financial performance strategy and execution for the Company and its 9,900 retail locations, which serve more than 100 million people. Prior to that, he held a series of senior leadership roles at Aetna Inc., including Chief Financial Officer, where he oversaw the vision and planning of financial and accounting activities as well as developed and executed strategy alongside the rest of the executive team to guide the company’s financial practices and growth. In addition, Mr. Koppy served as Vice President of Investor Relations at Assurant, Inc. as well as Director of Investor Relations and Global Communications at Barnes Group Inc. Mr. Koppy holds a Master of Business degree in finance and a Bachelor of Science degree in business administration from the University of Connecticut.

“I’m very excited to work alongside this passionate and driven team of professionals to pursue numerous growth opportunities across the Company, which is rapidly expanding its reach and platform for underserved and marginalized patients in the U.S.,” said Mr. Koppy. “I look forward to contributing to Cano’s important mission to become the national leader in primary care, while reducing costs to both patients and the health care system.”

About Cano Health

Cano Health operates value-based primary care centers and supports affiliated medical practices that specialize in primary care for seniors in Florida, Texas, Nevada, and Puerto Rico, with additional markets in development. As part of its care coordination strategy, Cano Health provides sophisticated, high-touch population health management tools including telehealth, prescription home delivery, wellness programs, transition of care, and high-risk and complex care management.

The Company’s personalized patient care and proactive approach to wellness and preventive care sets it apart from competitors. Cano Health has consistently improved clinical outcomes while reducing costs, affording patients the opportunity to lead longer and healthier lives. The Company was recognized in August 2020 by Inc. Magazine for the second consecutive year as one of the fastest-growing health care companies in the country, ranking 39th among all U.S. privately held companies as part of its annual 5000 ranking. For more information visit www.canohealth.com.

Media Contact

Sean Leous

Westwicke, an ICR company

CanoHealthPR@westwicke.com

(646) 866-4012

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